Conference call 2004 First Half Results Acomplia in obesity

Important Information

In connection with the proposed acquisition of Aventis, Sanofi-Aventis (formerly Sanofi-Synthelabo) has filed a registration statement on Form F-4 (File no. 333-112314), including a prospectus and a prospectus supplement relating to the revised offer, and will file additional documents with the SEC. Investors are urged to read the registration statement, including the prospectus and the prospectus supplement relating to the revised offer, and any other relevant documents filed with the SEC, including all amendments and supplements, because they contain important information. Free copies of the registration statement, as well as other relevant documents filed with the SEC, may be obtained at the SEC's web site at www.sec.gov. The prospectus and the prospectus supplement relating to the revised offer and other transaction-related documents are being mailed to Aventis security holders eligible to participate in the U.S. offer and additional copies may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105, Madison Avenue, New York, New York 10016; telephone: 1-(212) 929-5500 (call collect) or 1-(800) 322-2885 (toll-free call); e-mail proxy@mackenziepartners.com.

In France, holders of Aventis securities are requested, with respect to the offer, to refer to the prospectus supplement (*note d'information complémentaire*), which has been granted *visa* number 04-384 by the AMF and which is available on the website of the AMF (www.amf-france.org) and without cost from: BNP Paribas Securities Services, GIS-Emetteurs, Service Logistique, Les Collines de l'Arche, 75450 Paris Cedex 9 and to the recommendation statement (*note d'information en réponse*) which has been granted *visa* number 04-510.

The public offer to holders of Aventis ordinary shares located in Germany (the "German Offer") is being made in accordance with applicable German law and pursuant to an offer document/sales prospectus, which is available free of charge at BNP Paribas Securities Services, Grüneburgweg 14, D-60322 Frankfurt am Main (Fax: 069 - 152 05 277) and on the website of the Company (www.sanofi-synthelabo.com). Any decision to tender Aventis ordinary shares in exchange for Sanofi-Aventis ordinary shares under the German Offer must be taken exclusively with regard to the terms and conditions of the German Offer, as well as with regard to the information included in the offer document/sales prospectus, including any amendments thereto, issued in Germany.

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Important Information The French Offer, the U.S. Offer and the German Offer are being made on substantially the same terms and completion of these offers is subject to the same conditions. It is intended that the subsequent offering periods in each of these three offers will expire at the same time. This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Aventis or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Sanofi-Aventis, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Sanofi-Aventis ordinary shares (including Sanofi-Aventis ordinary shares represented by Sanofi-Aventis ADSs) in the United States will only be made pursuant to a prospectus and related offer materials that Sanofi-Aventis expects to send to holders of Aventis securities. The Sanofi-Aventis ordinary shares (including Sanofi-Aventis ordinary shares represented by Sanofi-Aventis ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

Important Information Forward-Looking Statements. This communication contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-Looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. Although Sanofi-Aventis' management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi-Aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. The following factors, among other risks and uncertainties that are described in our Form 20-F as filed with the SEC on April 2, 2004 and in the Reference Document filed with the French Autorite des Marches Financiers on April 2, 2004, could cause actual results to differ materially from those described in the forward-looking statements: the ability of Sanofi-Aventis to expand its presence profitably in the United States; the success of Sanofi- Aventis' research and development programs; the ability of Sanofi-Aventis to protect its intellectual property rights; and the risks associated with reimbursement of health care costs and pricing reforms, particularly in the United States and Europe. Other than as required by applicable law, Sanofi-Aventis does not undertake any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of the Form 20-F filed with the SEC on April 2, 2004 and any other documents filed by Sanofi-Aventis with the SEC at www.sec.gov and may obtain the Reference Document filed with the AMF on April 2, 2004 (N° 04- 0391) and other documents filed with the AMF at www.amf-france.org. Free copies may also be obtained directly from Sanofi-Aventis on our web site at: www.sanofi-synthelabo.com.

Explanatory Notes Unless otherwise stated, all figures in this communication are in French GAAP. In this communication, we refer to our historical sales as "reported" sales. In addition to reported sales, we also present and discuss two other non-GAAP indicators that we believe are useful measurement tools to explain changes in our reported sales: Comparable sales: When we refer to the change in our sales on a "comparable" basis, we mean that we exclude the impact of exchange rate fluctuations and changes in Group structure (acquisitions and divestitures of entities and rights to products as well as change in the consolidation percentage for consolidated entities). For any two periods, we exclude the impact of exchange rates by recalculating sales for the earlier period on the basis of exchange rates used in the later period. We exclude the impact of acquisitions by including sales for a portion of the prior period equal to the portion of the current period during which we owned the entity or product rights based on sales information we receive from the party from whom we make the acquisition. Similarly, we exclude sales in the relevant portion of the prior period when we have sold an entity or rights to a product. For a change in the consolidation percentage of a consolidated entity, the prior period is recalculated on the basis of the consolidation method used for the current period. Developed sales: When we refer to "developed sales" of a product, we mean consolidated sales, excluding sales of products to our alliance partners, but including those that are made through our alliances and which are not included in our consolidated sales (with Bristol-Myers Squibb on Plavix (r) /Iscover (r) (clopidogrel) and Aprovel (r) /Avapro (r) /Karvea (r) (irbesartan) and with Fujisawa on Stilnox(r) / Myslee (r) (zolpidem). Our alliance partners provide us with information regarding their sales in order to allow us to calculate developed sales. We believe that developed sales are a useful measurement tool because they demonstrate trends in the overall presence of our products in the market. Net Income Before Exceptional Items and Goodwill Amortization. Net income before exceptional items and goodwill amortization is a non-GAAP financial measure that we define as net income excluding the effect of exceptional items and goodwill amortization, net of income tax and minority interests. We have included this non-GAAP financial measure in addition to the corresponding GAAP financial measure net income (which includes the effect of exceptional items and non-cash charges for goodwill amortization) because we consider this non-GAAP financial measure better reflects the underlying business performance of our operations. In addition, we use this measure to assess our financial performance and to compare our financial performance across periods. Earnings Per Share (EPS) Before Exceptional Items and Goodwill Amortization. EPS before exceptional items and goodwill amortization is a non-GAAP financial measure that we define as net income before exceptional items and goodwill amortization divided by the basic number of shares outstanding calculated using the weighted average number of shares outstanding during the applicable accounting period, adjusted on a time-weighted basis from the date of acquisition to reflect the number of Sanofi-Synthelabo shares held by the Group.

Explanatory Notes Adjusted net income: Sanofi-Aventis believes that investor understanding of Sanofi-Aventis' performance will be enhanced by disclosing "adjusted net income" for Sanofi-Aventis' core business. Sanofi-Aventis defines "adjusted net income", a non-GAAP financial measure, as net income as determined under French GAAP (which will include under the equity method Aventis's 50% interest in the earnings of Merial), excluding the impact of purchase accounting for the Aventis acquisition and acquisition-related integration and restructuring costs. Sanofi-Aventis views adjusted net income as an operating performance measure and believes that the most directly comparable French GAAP measure is net income. Adjusted net income excludes the effects of purchase-accounting treatments under French GAAP related to the acquisition of Aventis. The purchase-accounting effects on net income will primarily relate to the one-time charge for purchased in-process research and development, the charges to cost of goods sold from the workdown of purchased inventory that was written up to fair value, the charges related to the amortization of Aventis' goodwill and the charges related to the amortization of Aventis's definite-lived intangible assets. Sanofi-Aventis believes that excluding these non-cash charges will enhance an investor's understanding of Sanofi-Aventis' underlying economic performance after the combination with Aventis because the excluded charges are not considered by management and the board of directors of Sanofi-Aventis to reflect the combined entity's ongoing operating performance after the business combination. Rather, management and the board of directors of Sanofi-Aventis consider that each of the excluded fixed, non-cash charges reflects the decision, in 2004, to acquire the businesses of Aventis. Sanofi-Aventis also believes (subject to the material limitations discussed below) that disclosing "adjusted net income" will also enhance the comparability of its ongoing operating performance. The elimination of the non-recurring items (the one-time charge for purchased in- process research and development and the charges to cost-of-goods sold resulting from the workdown of purchased inventory that was written up to fair value) will enhance comparability after the combination from one period to the other. The elimination of the amortization of goodwill resulting from the acquisition of Aventis will also enhance comparability (1) across periods after the combination (because in April 2005, Sanofi-Aventis will be required to publish its financial statements under IFRS, and it is presently expected that, under IFRS, goodwill will no longer be amortized) and (2) relative to its peers in the pharmaceutical industry (many of which, including Eli Lilly, Johnson & Johnson, Pfizer, Bristol Myers Squibb, Abbott, Wyeth, Merck & Co. and Schering Plough, report their results under U.S. GAAP, under which accounting principles goodwill is not amortized). Lastly, Sanofi-Aventis believes that the elimination of charges related to the amortization of Aventis' definite-lived intangible assets will also enhance the comparability of its ongoing operating performance relative to its peers in the pharmaceutical industry that carry these intangible assets (principally patents and trademarks) at low book values either because they are the result of in-house research and development that has already been expensed in prior periods or because they were acquired through business combinations that were accounted as poolings-of-interest

Explanatory Notes Management intends to use adjusted net income to manage and to evaluate Sanofi-Aventis' performance and believes it is appropriate to disclose this non-GAAP financial measure, as a supplement to its French GAAP reporting, to assist investors with their analysis of the factors and trends affecting Sanofi-Aventis' business performance. Management intends to revise the format of its internal management reporting to include this measure as a subtotal and will consider adjusting its segment information in accordance with SFAS 131 criteria to take into account this revised format. Management expects to use the measure as a component in setting incentive compensation targets, because it better measures the underlying operational performance of the business and excludes charges over which managers have no control. Management also intends that, after the acquisition of Aventis, future earnings guidance for the combined entity will be given on the basis of non-GAAP adjusted net income. As announced on January 26, 2004, management also intends to use adjusted net income to manage and analyze dividend policy for the combined group. After the acquisition of Aventis, in general, and subject to any applicable legal restrictions on distributions, Sanofi-Aventis intends to propose that its shareholders approve an annual dividend determined as a percentage of adjusted net income achieved in respect of the relevant year and management intends to manage and analyze dividends paid as a ratio of non-GAAP adjusted net income, which it believes provides a consistent basis for comparison across periods. Accordingly, management believes that an investor's understanding of the evolution of Sanofi-Aventis' dividend policy will be enhanced by disclosing non-GAAP adjusted net income. Sanofi-Aventis reminds investors, however, that non-GAAP adjusted net income should not be considered in isolation from, or as a substitute for, net income reported in accordance with French GAAP. In addition, Sanofi-Aventis strongly encourages investors and potential investors, including holders of Aventis ordinary shares, not to rely on any single financial measure but to review its financial statements, including the notes thereto, and its other publicly-filed reports carefully and in their entirety.

2004 First Half Results Jean-Claude LEROY Senior Vice President, Chief Financial Officer

Very strong consolidated sales growth * Consolidated sales growth on a comparable basis : + 18.9% Currency impact : - 4.5% Of which US Dollar : - 3.1% Consolidated sales growth on a reported basis : + 14.3% * On a comparable basis H1 2002 H1 2003 H1 2004 Est 3680 3903 4460 +6.1% (+14.4%*) +14.3% (+18.9%*) Consolidated Sales In million euros

H1 2002 H1 2003 H1 2004 Est 2974 3153 3660 Progression of 1.3 percentage point in Gross Profit ratio Progression of 1.3 percentage point in Gross Profit ratio to 82,1% Products mix and productivity improvement Increase of Plavix(r) and Avapro(r) US royalties At 2003 exchange rate, growth of 1.6 percentage points in Gross Profit ratio to 82,4% +6.0% +16.1% 80.8% of Sales 82.1% of Sales 80.8% of Sales Gross Profit In million euros

Improvement of 3.3 percentage points in Operating Margin Research & Development: +13.4% (+16.6% at 2003 exchange rate) 15.8% of sales Phase III + Life Cycle Management Financing of the entire cost of developing Arixtra(r), idraparinux and other oligosaccharides Selling & General Expenses: +12.6% (+17.4% at 2003 exchange rate) 30.4% of Sales Sales & marketing: +14.2% Other Operating Incomes & Charges:+70 Eur m vs. H1 2003 Share of Alliance profits received from BMS: 254 Eur m versus 153 Eur m in H1 2003 Share of Alliance profits paid to BMS: 115 Eur m versus 83 Eur m in H1 2003 H1 2002 H1 2003 H1 2004 Est 1233 1391 1733 +12.8% +24.6% 33.5% des ventes 38.9% des ventes 35.6% des ventes Operating profit In million euros A 2003 exchange rate, H1 2004 Operating Profit : +34.9%

Operating Profit by region* * 2 468 Eur m (excluding non-allocated expenditure: 735 Eur m) A balanced geographic spread of Operating Profit Europe U.S.A Autres pays CA 1012 1116 340 USA 1 116 m euros + 30,2% Other Countries 340 m euros + 24,1% 45% 14% Europe 1 012 m euros + 9,8% 41%

Net Profit* In million euros Improvement of 1.2 percentage point in Net Margin Financial Income: 22 m euros (vs. 63 Eur m in H1 2003) Net Financial Income: +18 Eur m (+30 Eur m in H1 2003) Impact of hedging policy: +29 Eur m (+53 Eur m in H1 2003) Mark to market adjustment of stock option plans 25 Eur m (20 Eur m in H1 2004) Income tax rate: 34.0% (vs. 33.1% in H1 2003) In line with the tax rate for the full year 2003 A 2003 exchange rate, H1 2004 Net Profit* : +31.2% H1 2002 H1 2003 H1 2004 Est 828 947 1136 +14.4% +20.0% 22.5% of Sales 25.5% of Sales 24.3% of Sales * Consolidated Net Profit before exceptional items and goodwill amortization

EPS before exceptional items and goodwill amortization: 1,63 euro +21.6% (at 2003 exchange rate: +32.8%) EPS: 1.63 euro +21.6% Strong EPS* growth Continues :+ 21,6% * before exceptional items and goodwill amortization Earning Per Share* In euro H1 2002 H1 2003 H1 2004 Est 1.13 1.34 1.63 +18.6% +21.6%

Consolidated Profit & Loss Account * + 18,9% on a comparable basis, after eliminating the impact of changes in Group structure and currency fluctuations H1 2004 H1 2004 H1 2004 H1 2003 H1 2003 H1 2003 Var. in million euros Eur m % Sales % Sales Eur m % Sales % Sales NET SALES 4 460 100.0% 100.0% 3 903 100,0% 100,0% + 14.3%* Cost of goods sold (800) 17.9% 17.9% (750) 19,2% 19,2% + 6.7% GROSS PROFIT 3 660 82.1% 82.1% 3 153 80,8% 80,8% + 16.1% R&D expenses (704) 15.8% 15.8% (621) 15,9% 15,9% + 13.4% Selling and general expenses (1 356) 30.4% 30.4% (1 204) 30,8% 30,8% + 12.6% Other operating income and expenses 133 63 - OPERATING PROFIT 1 733 38.9% 38.9% 1 391 35,6% 35,6% + 24.6% Intangibles amortization and provisions (65) (66) - 1.5% Net financial income / (expense) 22 63 - PROFIT BEFORE TAX AND EXCEPTIONAL ITEMS 1 690 37.9% 37.9% 1 388 35.6% 35.6% + 21.8%

H1 2004 H1 2004 H1 2003 H1 2003 Var. in million euros Eur m % Sales Eur m % Sales PROFIT BEFORE TAX AND EXCEPTIONAL ITEMS 1 690 37.9% 1 388 35.6% + 21.8% Exceptional items 9 1 - Income taxes (576) (458) + 25.8% Share in profits of equity associates 21 19 + 10.5% Goodwill amortization (4) (4) - Minority interests (2) (2) - NET PROFIT ATTRIBUTABLE TO THE GROUP 1 138 25.5% 944 24.2% + 20.6% EARNINGS PER SHARE (in euro) 1.63 1.34 + 21.6% Exceptional items and goodwill amortization attributable to the Group, net of tax (2) 3 NET PROFIT ATTRIBUTABLE TO THE GROUP BEFORE EXCEPTIONAL ITEMS AND GOODWILL AMORTIZATION 1 136 25.5% 947 24.3% + 20.0% EARNINGS* PER SHARE (in euro) 1.63 1.34 + 21.6% Consolidated Profit & Loss Account (ctd) * Before exceptional items and goodwill amortization in million euros H1 2004 H1 2003 Operating cash flow 1 396 1 114 Change in working capital (630) (355) CASH FLOW PROVIDED BY OPERATING ACTIVITIES 766 759 Capital expenditure (201) (187) Proceeds from disposals 15 6 CASH FLOW USED IN INVESTING ACTIVITIES (186) (181) Changes in financial debts and others (of which impact of exchange rates variation) (47) (102) Dividends (667) (582) Net share purchase including share buy back programs 10 (684) FINANCING OPERATIONS (704) (1 368) NET CHANGE IN CASH (124) (790) Simplified consolidated statement of cash flows in million euros 30/06/04 31/12/03 30/06/04 31/12/03 ASSETS LIABILITIES AND SHAREHOLDERS' EQUITY LIABILITIES AND SHAREHOLDERS' EQUITY Fixed assets 3 083 2 712 Shareholders' equity 6 834 6 323 Defered taxes 410 472 Minority interests 16 18 Inventories, receivables and others 3 846 3 187 Other long-term liabilities 806 763 Cash and deposits 3 218 3 378 Payables and others 2 578 2 277 Financial debts 323 368 TOTAL ASSETS 10 557 9 749 TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY 10 557 9 749 Simplified consolidated balance sheet Net cash position on 30/06/2004 : 2 895 Eur m. (including shares held for stock option plans for 577 Eur m.)

AcompliaTM in obesity Gerard LE FUR Senior Executive Vice President Scientific Affairs

ACOMPLIA™ (rimonabant) in obesity
RIO-Europe study design

- Multicentre, randomised, double-blind, placebo-controlled, parallel-group study (5mg, 20mg once daily)



Placebo run-in
Single-blind
Treatment period : 2 years
Double-blind
Mild Hypocaloric diet : - 600 kcal/day
Placebo n=305
Acomplia™ 5mg/day n=603
Acomplia™ 20mg/day n=599
Placebo
D -28
Analysis 1 year
D -1
D 728
Inclusion (Randomisation 1/2/2)

- Patients with BMI ≥ 30kg/m²
or
- Patients with BMI > 27kg/m² if comorbidity (hypertension and/or dyslipidemia)
  - Mean BW = 102.7 kg
  - Mean BMI = 36.6 kg/m²

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ACOMPLIA™ (rimonabant) in obesity
RIO-Lipids study design

- Multicentre, randomised, double-blind, placebo-controlled, parallel-group study (5mg, 20mg once daily)



Placebo run-in
Single-blind
Treatment period : 1 year
Double-blind
Mild Hypocaloric diet : - 600 kcal/day
Placebo n=334
Acomplia™ 5mg/day n=340
Acomplia™ 20mg/day n=344
Placebo
D - 28
D 1
Inclusion (Randomisation 1/1/1)
D 364

Patients with untreated dyslipidemia and BMI between 27 and 40kg/m² at inclusion:
- Mean BW = 96kg
- Mean BMI= 34kg/m²

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ACOMPLIA(tm) (rimonabant) RIO-Europe and RIO-Lipids results (1/8) Placebo Acomplia 5 mg Acomplia 20 mg % decrease at 1-yr vs. baseline -0.212 -0.307 -0.535 Metabolic syndrome(1): Percent decrease at 1-year vs. baseline - ITT population RIO-Europe 20mg vs placebo: p<0.001 Placebo Acomplia 5 mg Acomplia 20 mg % decrease at 1-yr vs. baseline -0.21 -0.2844 -0.5123 20mg vs placebo: p<0.001 RIO-Lipids (1) ATPIII definition = at least three among these criteria: ? Abdominal obesity: waist circumference; men >102cm, women >88cm ? Hypertension: ?130/?85mmHg ? Hypertriglyceridemia: ?150mg/dl ? Low HDL cholesterol: men <40mg/dl, women <50mg/dl ? Abnormal fasting glucose: ?110mg/dl Percent at baseline: 41.3 % Percent at baseline: 53.6 % Placebo Acomplia 5 mg Acomplia 20 mg % decrease at 1-yr vs. baseline -0.0756 -0.1376 -0.1894 Placebo Acomplia 5 mg Acomplia 20 mg % decrease at 1-yr vs. baseline -0.0756 -0.1376 -0.1894 Placebo Acomplia 5 mg Acomplia 20 mg % decrease at 1-yr vs. baseline -0.0756 -0.1376 -0.1894 Placebo AcompliaTM 5mg AcompliaTM 20mg

ACOMPLIA(tm) (rimonabant) RIO-Europe and RIO-Lipids results (2/8) Weight change (kg; mean+-SEM) by visit (week) and LOCF(1) - ITT population RIO-Lipids Donnees a completer 5mg vs placebo: p<0.001 20mg vs placebo: p<0.001 (1) LOCF: Last Observation Carried Forward RIO-Europe 5mg vs placebo: p=0.001 20mg vs placebo: p<0.001 Weight change (Kg) Placebo Acomplia(tm) 5mg Acomplia(tm) 20mg

ACOMPLIA(tm) (rimonabant) RIO-Europe and RIO-Lipids results (3/8) Waist circumference change (cm; mean+-SEM) by visit (week) and LOCF(1) - ITT population (1) LOCF: Last Observation Carried Forward RIO-Lipids RIO-Europe 5mg vs placebo: p=0.029 20mg vs placebo: p<0.001 5mg vs placebo: p=0.016 20mg vs placebo: p<0.001 Placebo Acomplia(tm) 5mg Acomplia(tm) 20mg

ACOMPLIA(tm) (rimonabant) RIO-Europe and RIO-Lipids results (4/8) HDL-cholesterol: Percent change (mean+-SEM) by visit (week) and LOCF(1) - ITT population RIO-Lipids Placebo Acomplia(tm) 5mg Acomplia(tm) 20mg RIO-Europe (1) LOCF: Last Observation Carried Forward 5mg vs placebo: p=0.025 20mg vs placebo: p<0.001 5mg vs placebo: p=0.064 20mg vs placebo: p<0.001

ACOMPLIA(tm) (rimonabant) RIO-Europe and RIO-Lipids results (5/8) Triglycerides: Percent change (mean+-SEM) by visit (week) and LOCF(1) - ITT population RIO-Lipids Placebo Acomplia(tm) 5mg Acomplia(tm) 20mg RIO-Europe 5mg vs placebo: ns 20mg vs placebo: p<0.001 (1) LOCF: Last Observation Carried Forward 5mg vs placebo: ns 20mg vs placebo: p<0.001

ACOMPLIA(tm) (rimonabant) RIO-Europe and RIO-Lipids results (6/8) Fasting insulin (µIU/mL): Mean change from baseline (+-SEM) after 1 year - ITT population placebo n = 272 AcompliaTM 5 mg n = 551 AcompliaTM 20 mg n = 534 RIO-Europe placebo n = 305 AcompliaTM 5 mg n = 307 AcompliaTM 20 mg n = 309 RIO-Lipids * * p<0.001 vs placebo * * p=0.016 vs placebo

ACOMPLIA(tm) (rimonabant) RIO-Europe and RIO-Lipids results (7/8) Insulin (µIU/mL) - OGTT test: Insulin 2 hr after 70g of glucose Mean change from baseline (+-SEM) after 1 year - ITT population * p<0.001 vs placebo * placebo n = 189 AcompliaTM 5 mg n = 391 AcompliaTM 20 mg n = 397 * p=0.016 vs placebo RIO-Lipids RIO-Europe placebo n = 270 AcompliaTM 5 mg n = 262 AcompliaTM 20 mg n = 264 *

ACOMPLIA(tm) (rimonabant) RIO-Europe and RIO-Lipids results (8/8) Cumulative study discontinuation rates 0 3 6 9 12 0.0 0.1 0.2 0.3 0.4 0.5 0 3 6 9 12 0.0 0.1 0.2 0.3 0.4 0.5 0 3 6 9 12 0 3 6 9 12 Cumulative Withdrawal rate 0.0 0.1 0.2 0.3 0.4 0.5 0.0 0.1 0.2 0.3 0.4 0.5 0 3 6 9 12 0.0 0.1 0.2 0.3 0.4 0.5 0 3 6 9 12 0 3 6 9 12 Cumulative Withdrawal rate 0.0 0.1 0.2 0.3 0.4 0.5 0.0 0.1 0.2 0.3 0.4 0.5 RIO-Lipids RIO-Europe Placebo Acomplia(tm) 5mg Acomplia(tm) 20mg

ACOMPLIA(tm) (rimonabant) RIO-Europe and RIO-Lipids 1year safety data Overall summary (%) of subjects with treatment emergent adverse events (TEAEs)

ACOMPLIA(tm) (rimonabant) - The ten most frequently reported adverse events at 20mg sanofi-aventis: Towards a swift and effective integration

SANOFI-AVENTIS: events related to the Aventis offer August 11, 2004: Announcement of a public offer for 20% of the capital of Aventis Pharma Limited India Subsidiary 50.01% owned by Hoechst AG August 12, 2004: Final results of the offers 95.47% (1) of the capital and 95.52% (1) of the voting rights of Aventis tendered August 13, 2004: Reopening of the offers for 17 French trading days Terms and conditions, consideration offered and financial analysis of the terms identical to those of the improved offer (2) August 20, 2004: Creation of sanofi-aventis Settlement of the offer Financing of the cash portion of the offer (14.8 billion euros): Tranche A credit facility of 5 billion euros (3) used in full; Tranche B credit facility of 5.5 billion euros (3) used in full; commercial paper of 0.9 billion euros; the balance from available cash. (1) On a non-diluted basis (2) Described in the prospectus supplement which received visa no. 04-384 (3) Which credit facility was signed on April24,2004

SANOFI-AVENTIS: events related to the Aventis offer August 23, 2004: Announcements related to Hoechst AG Announcement by sanofi-aventis of a mandatory public offer for the 1.91% of the capital of Hoechst AG not held by sanofi-aventis Announcement by Aventis of its intention to acquire the shares of the outstanding shareholders of Hoechst AG through a squeeze out transaction August 30, 2004: Authorization from the Board of a study of a merger between sanofi-aventis and Aventis On the basis of an exchange ratio equivalent to that of the all share portion of the offer, before adjustment (1.1739) September 6, 2004: Expiration of the reopened offers September 16, 2004: Result of the reopened offers September 24, 2004: Scheduled settlement date September 30, 2004: Dividend payment date 1.02 euro for newly-created shares 0.05 euro for existing shares

SANOFI-AVENTIS: towards a swift and effective integration June 21, 2004: Announcement of the future Management Committee July 2004: Establishment of Integration Committee August 30, 2004: First meeting of the sanofi-aventis Board of Directors September 2004: Implementation of the new organizational structure begins, appointment of country and support function heads 4th quarter of 2004: 2005 budget preparation for the new group sanofi-aventis operational from the start of 2005

SANOFI-AVENTIS: a healthy outlook Confirmation that deal will be accretive from 2004 Based on sanofi-aventis pro forma net adjusted income per share (1) Confirmation of projected amount and timing of synergies 1.6bn euros in 2006, of which 10% in 2004 and 60% in 2005 2005 guidance for the new group: February 2005 analyst meeting (1) See explanatory note

Questions & Answers

Conference call 2004 First Half Results Acomplia in obesity